News Release

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Contact: Tracy Roberts, Marketing Director

FOR IMMEDIATE RELEASE

Phone:  802-744-2287

EXPERIENCED TEAM OPENS NEW OFFICE OF
COMMUNITY NATIONAL BANK

On May 29 the Montpelier office of Community National Bank opened. And there is a team of experienced financial professionals just waiting to have the opportunity to serve our new customers in Washington County. Office Manager Lorraine Brislin, Mortgage Originator Lee Youngman and Vice President and Loan Officer Ethan (Skip) Allen have already started to look for ways to serve the needs of our new customers.

Lorraine Brislin joins CNB as our Montpelier office manager and a personal lender, bringing with her almost 30 years of banking experience. She is a graduate of Mt. St. Joseph Academy in Rutland, Vermont, and has completed an extensive list of courses offered by the American Institute of Banking.

During her thirty years in the financial industry, Lorraine has assisted many customers to meet their financial needs by providing them with the products and services that best suit them. Lorraine will be responsible for the daily operation of the Montpelier office and will oversee the promotion of all of our retail products to include new account openings, consumer lending and referrals to other areas of the bank.

Lorraine lives in Barre Town where she is President of the Central Vermont Humane Society and a member of the Barre Kiwanis Club.

Mortgage originator Lee Youngman will be offering her expertise in home financing, specializing in being particularly helpful to first-time homebuyers. Lee has been a mortgage banker since 1985. She started originating mortgages in Vermont in 1993. Lee has helped hundreds of customers finance their homes. Once you have entrusted Lee to help meet your home ownership needs, she wants her customers to think of her as their mortgage lender for life. Lee chose her mortgage-lending field for one reason: she loves helping people fulfill their dream of owning a home.

Lee has been a member of the Barre Kiwanis club since 1996 and currently serves as their treasurer. She is a former chairperson of the Central Vermont Community Land Trust and is still actively involved, serving on three committees for the organization. One of the reasons she decided to work for Community is attributable to the degree that CNB gets involved with the communities we serve. Lee lives in Orange with her husband Dirk Anderson.

Ethan (Skip) Allen will be serving the needs of our commercial customers. He started his lending career in 1971 and has been serving the needs of Vermonters by working in community banks throughout his entire career. Skip, a native of Vermont, received an Associate's Degree in business management from Champlain College and a Bachelor's Degree in economics from the University of Vermont. He also has attended the National Commercial Lending School and has completed many other courses dealing with lending, credit and financial analysis.

Skip is Chair of the Board of Directors for the Vermont Educational and Health Buildings Financing Agency and is an instructor for the American Institute of Banking, recently teaching the courses Money and Banking and Economics. Skip lives in Williston with his wife Carol who is a schoolteacher at the H.O. Wheeler School in Burlington.